                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    FORM 11-K

(Mark One)



               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998


                                       OR


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                        For the transition period from __to
                         Commission File Number 1-14379

                           --------------------------
                        CBIS RETIREMENT AND SAVINGS PLAN

                           --------------------------
                              CONVERGYS CORPORATION
                             201 East Fourth Street
                             Cincinnati, Ohio 45202

                                      INDEX



                                                                                    Page
                                                                                    ----

Report of Independent Accountants                                                    1


Financial Statements:

     Statements of Net Assets Available for Benefits as of

           December 31, 1998 and 1997                                                2

     Statement of Changes in Net Assets Available for

          Benefits for the Year Ended December 31, 1998                              3

     Notes to Financial Statements                                                   4-8

Schedules:

     Line 27 (a)-Schedule of Assets Held for
          Investment Purposes as of December 31, 1998                                9


     Line 27(d)-Schedule of Reportable Transactions for
          the year ended December 31, 1998                                           10


REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Committee of the
CBIS Retirement and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the CBIS Retirement and Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998 and the Schedule of Reportable Transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Cincinnati, Ohio
July 8, 1999

CBIS RETIREMENT AND SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                      as of December 31,
                                                                ----------------------------
ASSETS                                                          1998                    1997
                                                                ----                    ----
Investments, at fair value:
     Temporary cash investments                             $ 94,488,160          $     42,556
     Money market funds                                           -                    154,512
     Cincinnati Bell Inc. Shares Fund                         99,123,792            78,536,205
     Mutual funds                                                 -                 75,850,539
     Loans to participants                                     4,168,195             4,212,824
                                                             -----------           -----------

          Total investments                                  197,780,147           158,796,636

Contributions receivable:
     Employer                                                     -                    175,072
     Employee                                                     -                    391,622

Dividends and interest receivable                                101,737                25,450
                                                             -----------          ------------

          Total assets                                       197,881,884           159,388,780

LIABILITIES
Accrued expenses                                                       -                32,212
                                                            ------------          ------------

Net assets available for benefits                           $197,881,884          $159,356,568
                                                             ===========           ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                                                CBIS
                                     Retirement and Savings Plan
                      Statement of Changes in Net Assets Available for Benefits
                                for the year ended December 31, 1998

                                 Cincinnati       Fidelity                   Sun Trust    Sun Trust      Sun Trust
                                  Bell Inc.        Growth         Fixed        Money       Capital       Short-Term     Sun Trust
                                   Shares         Company        Income        Market       Growth          Bond         Balanced
                                    Fund            Fund          Fund          Fund         Fund           Fund           Fund
                                 -----------   ------------   ------------   ---------   ------------   -----------   ------------
Net assets available for
benefits at beginning of year    $78,711,277   $ 23,746,350   $  9,943,929   $ 155,163   $ 12,418,882   $   461,097   $  8,707,734

Additions:
  Participant contributions          916,357      2,261,660        776,320      61,682      1,100,656       131,708        884,092
  Employer contributions           4,207,025              -              -           -              -             -              -
  Interest and dividend income     1,022,695      1,795,550            595       9,520      1,923,902        39,902        632,770
  Net appreciation
    (depreciation) in fair
    value of investments          18,295,847      4,573,291        636,601           -      1,646,095        48,041        779,816
                                 -----------    -----------   ------------   ---------    -----------   -----------   ------------
              Total additions     24,441,924      8,630,501      1,413,516      71,202      4,670,653       219,651      2,296,678

Deductions:
  Distributions to participants    4,197,417      1,722,099        536,472      12,159        799,125        26,490        593,235
  Administrative expenses             27,584          8,592         41,559         120          4,380           379          3,548
                                 -----------    -----------   ------------   ---------    -----------   -----------   ------------
           Total deductions        4,225,001      1,730,691        578,031      12,279        803,505        26,869        596,783

  Fund transfers                     195,592     (1,657,465)       250,907     586,578       (249,996)      561,690       (391,731)

Net Increase (decrease)           20,412,515      5,242,345      1,086,392     645,501      3,617,152       754,472      1,308,164
                                 -----------    -----------   ------------   ---------    -----------   -----------   ------------
Net assets available for
  transfer at end of year         99,123,792     28,988,695     11,030,321     800,664     16,036,034     1,215,569     10,015,898
                                 ===========    ===========   ============   ==========   ===========   ===========   ============
Conversion of plan assets
  to cash (see Note 5.)                    -    (28,988,695)   (11,030,321)   (800,664)   (16,036,034)   (1,215,569)   (10,015,898)

Accrued Interest Income                    -              -              -           -              -             -              -
                                 -----------    -----------   ------------   ---------    -----------   -----------   ------------
Net assets available for
 benefits at end of year         $99,123,792   $          -   $          -   $       -   $          -   $         -   $          -
                                 ===========    ===========   ============   ==========   ===========   ===========   ============


                                                                            Vanguard
                                  Sun Trust     Sun Trust                  Index Trust
                                   Sunbelt        Value         Baron          500        Templeton
                                    Equity        Income        Asset       Portfolio      Foreign    Participant
                                     Fund          Fund          Fund          Fund          Fund        Loans      Unallocated
                                 -----------   -----------   -----------   -----------   ----------   -----------   -----------
Net assets available for
benefits at beginning of year    $ 3,282,837   $ 5,415,917   $ 3,175,998   $ 4,133,494   $4,588,589   $4,212,824    $   402,477

Additions:
  Participant contributions          502,679       830,433       899,394     1,096,210      685,696            -              -
  Employer contributions                   -             -             -             -            -            -              -
  Interest and dividend income       208,541     1,004,776         4,286       104,769      125,467            -              -
  Net appreciation
    (depreciation) in fair
    value of investments            (534,357)     (433,690)      221,310     1,446,426     (226,102)           -              -
                                 -----------   -----------   -----------   -----------   ----------   ----------   -------------
              Total additions        176,863     1,401,519     1,124,990     2,647,405      585,061            -              -

Deductions:
  Distributions to participants      165,216       198,701       176,989       289,320      259,164      184,104              -
  Administrative expenses              1,296         1,963         1,787         2,940        1,745            -              -
                                 -----------   -----------   -----------   -----------   ----------   ----------   -------------
           Total deductions          166,512       200,664       178,776       292,260      260,909      184,104              -

  Fund transfers                    (353,971)     (554,007)      787,704     1,298,539     (210,838)     139,475       (402,477)

Net Increase (decrease)             (343,620)      646,848     1,733,918     3,653,684      113,314      (44,629)      (402,477)
                                 -----------   -----------   -----------   -----------   ----------   ----------   -------------
Net assets available for
  transfer at end of year          2,939,217     6,062,765     4,909,916     7,787,178    4,701,903    4,168,195              -
                                 ===========   ===========   ===========   ===========   ==========   ==========   =============
Conversion of plan assets
  to cash (see Note 5.)           (2,939,217)   (6,062,765)   (4,909,916)   (7,787,178)   4,701,903)           -     94,488,160

Accrued Interest Income                    -             -             -             -            -            -        101,737
                                 -----------   -----------   -----------   -----------   ----------   ----------   -------------
Net assets available for
 benefits at end of year         $         -   $         -   $         -   $         -   $        -   $4,168,195    $94,589,897
                                 ===========   ===========   ===========   ===========   ==========   ==========   =============


                                    Total
                                 ------------
Net assets available for
benefits at beginning of year    $159,356,568

Additions:
  Participant contributions        10,146,887
  Employer contributions            4,207,025
  Interest and dividend income      6,872,773
  Net appreciation
    (depreciation) in fair
    value of investments           26,453,278
                                 ------------
              Total additions      47,679,963

Deductions:
  Distributions to participants     9,160,491
  Administrative expenses              95,893
                                 ------------
           Total deductions         9,256,384

  Fund transfers                            -

Net Increase (decrease)            38,423,579
                                 ------------
Net assets available for
  transfer at end of year         197,780,147
                                 ============
Conversion of plan assets
  to cash (see Note 5.)                     -

Accrued Interest Income               101,737
                                 ------------
Net assets available for
 benefits at end of year         $197,881,884
                                 ============

      THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

CBIS RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS


1.       PLAN DESCRIPTION AND ACCOUNTING POLICIES:

       a. GENERAL: The CBIS Retirement and Savings Plan (the Plan) is available to eligible employees of Convergys Information Management Group Inc. (the Company), formerly Cincinnati Bell Information Systems Inc., and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan. The defined contribution plan is administered by a committee (the Plan Committee) appointed in accordance with the provisions of the Plan. The Trustee to the Plan during 1998 was Sun Trust Banks, Inc. Participants should refer to the Plan document for a complete description of the Plan.

       b. EMPLOYEE CONTRIBUTIONS: Participants in the Plan may contribute up to 16% of their compensation to the Plan in before-tax dollars subject to annual Internal Revenue Service limitations. Participants may contribute to the Plan on an after-tax basis. Total before-tax and after-tax contributions may not exceed 16% of a participant's compensation. The participants specify the manner in which their own contribution shall be invested in the available funds. Participants may elect to change the manner in which contributions are allocated and may also transfer contributions from one fund to another.

       c. EMPLOYER CONTRIBUTIONS: The Company is required to make monthly matching contributions of the lesser of 66 2/3% of the before-tax contributions of the participants or 4% of the participant's covered compensation. All employer contributions are allocated to the Cincinnati Bell Inc. Shares Fund (Cincinnati Bell Inc was the parent of the Company through December 31, 1998.) Participants vest in employer contributions as follows:



                                                                              Vesting
                                                  Years of Service           Percentage
           Less than 2 years                                                     0%
           2                                                                    30%
           3                                                                    50%
           4                                                                    75%
           5                                                                    100%


       d. DISTRIBUTIONS TO PARTICIPANTS: Distributions are made to participants, or their beneficiaries, upon termination of employment, attainment of age 70-1/2, death, disability, or financial hardship.

CBIS RETIREMENT AND SAVINGS PLAN

1.       PLAN DESCRIPTION AND ACCOUNTING POLICIES, CONTINUED:

       e. PARTICIPANT LOANS: Loans are available to participants from their individual accounts. For each participant, the number of loans outstanding is limited to two, and no more than two loans are allowed to originate during a single Plan year. The minimum amount of any loan is $1,000, while the maximum amount cannot exceed the lesser of 50% of the vested value of the participant's Plan account or $50,000, reduced by any outstanding loan balances. The interest rate charged, generally the prime lending rate plus 1%, is determined by the Plan Committee. For the years ended December 31, 1998 and 1997 the loan rate was 9.5%. The minimum term of a loan is one year and the maximum term is five years, unless the loan is used to acquire the participant's principal residence, in which case the term of the loan may not exceed fifteen years.

       f. TEMPORARY CASH INVESTMENTS: Temporary cash investments include all cash balances and highly liquid investments with maturity of three months or less at the time of purchase. Temporary cash investments are placed in short-term investment funds with the Trustee.

       g. INVESTMENTS: For 1998, the Plan had the following investment options, which could be selected by each participant: Cincinnati Bell Inc. Shares Fund; Fidelity Growth Company Fund - which consists of common stock in small and medium size companies; Fixed Income Fund - which consists of mutual funds which invest principally in guaranteed insurance contracts; SunTrust Money Market Fund - which consists of a money market account; SunTrust Capital Growth Fund - which consists mostly of common and preferred stock; SunTrust Short-Term Bond Fund - which consists of short-term fixed-income securities; SunTrust Balanced Fund - which consists of common and preferred stock and fixed income securities; SunTrust Sun Belt Equity Fund - which consists mostly of common stock in small and medium size companies located in the southern region of the U.S.; SunTrust Value Income Fund - which consists of common stock paying higher dividend yields; Baron Asset Fund - which consists of common stock in medium size domestic companies; Vanguard Index Trust 500 Portfolio Fund - which consists of common stock of S&P 500 Index companies; Templeton Foreign Fund - which consists mostly of stocks and debt securities of companies and governments outside the U.S.. The unallocated funds in the statement of net assets available for benefits represent amounts held in temporary cash investments awaiting selection of investment options by participants.

CBIS RETIREMENT AND SAVINGS PLAN

1.       PLAN DESCRIPTION AND ACCOUNTING POLICIES, CONTINUED:

       g. INVESTMENTS, CONTINUED: Investment income is recorded as earned, on the accrual basis. Plan investments, other than the Fixed Income Fund, are valued at the fair market value, based upon quoted market prices as of the last business day of the year.

          The Fixed Income Fund is a pooled fund investing in guaranteed insurance contracts. All investment contracts held by the Fixed Income Fund are fully benefit responsive and, accordingly, are stated at contract value plus accrued interest earnings which approximates their fair market value. The fund consists of over 100 separate contracts. The method and frequency of determining interest rate resets varies by contract. The average yield for the fund for the plan years 1998 and 1997 was 6.52% and 6.4%, respectively. The interest rate at December 31, 1998 and 1997 was 6.58% and 6.56%, respectively.

         At the close of business on December 31, 1998, Cincinnati Bell Inc.
         (CBI) completed the spin-off of Convergys Corporation. At that time, CBI common shareholders received Convergys common shares equal to the number of CBI shares held at the record date for the spin-off. The value reflected in the Statement of Net Assets for Benefits at December 31, 1998 for the Cincinnati Bell Inc. Shares Fund is based on the closing market price for CBI shares on December 31, 1998. Effective January 1, 1999, a Convergys Corporation Shares fund was established and subsequently participants in the Plan could make no additional investments in the Cincinnati Bell Inc. Shares Fund.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       h. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of Net Assets Available for Benefits as of the date of the Plan's financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

       i. ADMINISTRATIVE EXPENSES: Administrative expenses are paid by the Plan.

       j. FORFEITURES: Participants who terminate service prior to vesting in 100% of their employer contribution forfeit the non-vested portion of their account balance. If the participant is rehired prior to a five-year break in service, as defined by the Plan, the amount which was to have been forfeited is restored to the participant's account. Any additional amounts available after such restorals are allocated as additional employer contributions.

CBIS RETIREMENT AND SAVINGS PLAN

2.       TAX STATUS:

       The Internal Revenue Service has issued a determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income tax under Section 501(a) of the Code. The Plan obtained its latest determination letter on May 14, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.



3.       TERMINATION:

       While the Company has not expressed any intent to terminate the Plan, it reserves the right to terminate the Plan at any time. In the event of such termination, all participant's accounts would become 100% vested and subject to distribution under the provisions of the Plan.

CBIS RETIREMENT AND SAVINGS PLAN

4.       INVESTMENTS:

         The interest of all employees in each type of investment of the Plan on December 31, 1998 and 1997 is represented by shares. The number and value of shares were:

                                                                 December 31, 1998              December 31, 1997
                                                             Number of        Value per      Number of       Value per
                                                               Shares           Share         Shares           Share

        Cincinnati Bell Inc. Shares                             2,590,317      $ 37.81         2,523,773    $     31.00
        Fidelity Growth Company Fund                               -               -             548,161          43.32
        Fixed Income Fund                                          -               -             404,061          24.61
        SunTrust Money Market Fund                                 -               -             154,512           1.00
        SunTrust Capital Growth Fund                               -               -             850,608          14.60
        SunTrust Short-Term Bond Fund                              -               -              45,926          10.04
        SunTrust Balanced Fund                                     -               -             723,835          12.03
        SunTrust Sun Belt Equity Fund                              -               -             231,023          14.21
        SunTrust Value Income Fund                                 -               -             422,788          12.81
        Baron Asset Fund                                           -               -              65,471          48.51
        Vanguard Index Trust 500 Portfolio Fund                    -               -              45,622          90.07
        Templeton Foreign Fund                                     -               -             461,165           9.95


5.     SUBSEQUENT EVENT:

       Effective January 1, 1999, the name of the Plan was changed to the Convergys Corporation Retirement and Savings Plan and the Plan became available to substantially all employees of Convergys Corporation. At the same time the assets of the Plan, along with certain assets of other plans previously sponsored by CBI and its subsidiaries, were transferred to Fidelity Investments (Fidelity) and Fidelity Management Trust Company became Trustee of the Plan. Net assets of the Plan, except for the Cincinnati Bell Inc. Shares Fund, at December 31, 1998 have been presented as cash in transit between Sun Trust and Fidelity. The December 31, 1998 net assets of the Plan were invested in the following participant directed funds when received by Fidelity in January 1999:

       FIDELITY FUNDS
       PIMCO Total Return                                     $         1,220,487
       Baron Asset                                                      7,849,132
       Puritan                                                         10,065,138
       Equity Income                                                    6,091,435
       Diversified International                                        4,701,903
       Dividend Growth                                                 45,033,665
       Managed Income Portfolio                                        11,840,958
       Spartan US Equity Index                                          7,787,178
                                                                    -------------
            Total Fidelity Funds                                       94,589,896

       OTHER INVESTMENTS
       Cincinnati Bell Inc. Shares Fund                                99,123,792
       Participants Loans                                               4,168,195
                                                                    -------------
            Total Assets Transferred                          $       197,881,883
                                                                    =============


CBIS RETIREMENT AND SAVINGS PLAN

LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998


                                                                                 Number of
                                                                                 Shares or
                                                                                 Principal                          Market
                      Name of Issuer and Type of Issue                            Amount            Cost             Value
Cincinnati Bell Inc. Shares Fund                                                  2,590,317    $   40,163,606    $ 99,123,792


                                                                                     --               --            4,168,195
Loan Fund *



* The interest rates on these loans range from 7% to 10.25% at December 31, 1998.

CBIS RETIREMENT AND SAVINGS PLAN

LINE 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998




           Description of Assets                        Purchase Price                Selling Price         Net Gain
-----------------------------------------------------------------------------------------------------------------------
Fixed Income Fund                                 $         13,522,931        $        24,103,557       $      1,609,390

Cincinnati Bell Inc. Common Shares Fund                     10,120,832                  9,503,953              5,965,294

Fidelity Growth Company Fund                                 6,184,565                 36,219,697              8,614,225

Baron Asset Fund                                             2,348,234                  5,722,988                752,933

Sun Trust Balanced Fund                                      2,936,867                 12,832,592              1,676,768

Sun Trust Value Income Fund                                  2,500,487                  8,379,938                446,345

Sun Trust Capital Growth Fund                                3,977,387                 19,886,095              4,696,145

Templeton Foreign Fund                                       1,864,354                  6,190,678              (384,166)

Vanguard Index Trust 500 Portfolio Fund                      3,494,489                  9,077,024              1,894,676


                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the CBIS Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





CBIS RETIREMENT AND SAVINGS PLAN





                                             By:     /s/ Thomas P. Mehnert
                                                     ---------------------
                                                     Thomas P. Mehnert

July 8, 1999